



HARD KOMBUCHA

AUTHENTIC KOMBUCHA TEA



Our Vision

At Unity Vibration Kombucha, we produce the best tasting and highest quality Kombucha Beer and Tea in the world.

We transform the way people think about Kombucha, while always staying true to its Authenticity, and innovate to improve the lives of millions of beverage consumers, our employees and our community.

We aspire to spread Love, Health, Possibility and Inspiration through our story and products. As segment Pioneers, we intend for UVK to be a fully national brand and Segment Leader in the Hard Kombucha category.

ALWAYS STAY TRUE!



Tarek and Rachel Kanaan
FOUNDERS

Unity Vibration was created out of a passion for creativity, sharing and Inspiring others.



UNITY

We believe in Unity. The oneness in everything. Our products embody this principle and inspire our customers, community and the world to bring us closer together, while each of us remains true to individual identities and talents.



VIBRATION

We infuse each batch with positive intention and sacred sound vibration.



The Problem

We live in a health conscious world and people are looking for more health conscious beverages including their alcoholic drinking choices.

 *One in Five Americans Include Gluten-Free Foods in their Diet*

- Gallup

Nielson Global Health and Wellness Survey



41 percent of Generation Z (Millennials) stated that they would be willing to pay more for healthier products.*



26 percent of Generation X'ers (1965-1979) stated they would pay more for healthy food.*

Mindful Delicious Solution







High Alcohol Kombucha is the Beer Replacement you didn't know you Needed!
- **Foodbeast**

Is Boozy Kombucha Good for you? It's getting so popular it might not matter.
- **The Washington Post**

"Get Happy and Healthy in One Glass!"

Authentic Kombucha Products

We at Unity offer a line of authentic, unadulterated over-21 Kombucha products. Our Kombucha makes a Statement as *the* high-end 'Craft' Kombucha with ALL the health benefits in the diluted non-alcoholic kombucha space. We do not artificially remove the alcohol and therefore our tea is classified as a low-alcohol beverage. Kombucha as a segment grew 37% last year and more and more consumers are looking for *'The Real Stuff.'*

Unity caters to the growing trend of mindful drinking.





Special and Differentiated Brewing Process

We brew Kombucha in the original and Authentic Style
It is superior in taste, texture and flavor to the non-alcoholic brands of Kombucha on the market currently. Our Beer and Tea both contain living beneficial acids and probiotics.

All Organic and Whole Food Ingredients processed in-house. Hops, Fruits, Roots, Spices. The majority of the traditional Craft Beer Industry typically uses prepackaged extracts or flavorings in their brew process.

Special Beer Brewing Process only UVK employs creates a superior tasting Kombucha-Based Gluten-Free Beer with probiotics. Natural carbonation by bottle conditioning leads to better flavor and higher quality. Dry Hopping and Longer-Aged Kombucha are also added to create a superior award winning Artisan product.





Customers

Currently Unity Vibration products are sold in 8 of 12 regions of Whole Foods Market.

Also sell well in Earth Fare, Sprouts, Lucky's, BevMo, Plum Market, on-premise establishments, mainstream grocery stores, liquor stores, craft beer bars, bottle shops.

Unity Vibration products are sold in 15 states currently to around 1000 retail outlets. Immediate growth plan is to dive deep into top 5 markets: NorCal, SoCal, Colorado, Midwest & Florida









Market Size

Unity Vibration sits at the intersection of several rapid-growth categories that are moving quickly toward mainstream scale

KOMBUCHA AND FERMENTED BEVERAGE

$1
BILLION

+37%
Annual Growth (2017)

CRAFT BEER AND ALTERNATIVES

$24
BILLION

+6.2%
Growth – Flat Beer Market (2016)

GLUTEN-FREE FOOD AND BEVERAGE

$10.5
BILLION

+28%
CAGR (2008-12)

PROBIOTICS FOOD AND BEVERAGE

$142
MILLION

+49%
CAGR (2014-16)

Kombucha Beer is in tune with current market trends. We estimate the Kombucha Market to be $5B by 2021

Recent Acquisitions: Kevita by Pepsico; Kombrewcha by InBev; Clearly Kombucha by Miller Coors



Strong Competitive Position

Category #1: Hard Kombucha

     

The Craft Beer Industry is embracing Hard Kombucha. **Unity pioneered the category in 2011** and has 2 competitors at this time in 15+ states (Kyla, Wild Tonic). Category has huge potential for growth with interest from large beer companies in "better-for-you" beers.

Category #2: CRAFT BEER / CIDER

    

Huge category that Unity has sold well in for 5+ years. Unity is recognized as 'premium' craft beer and won Draft Magazine top-25 Best Craft Beer.

Category #3: GLUTEN-FREE CRAFT BEER

    

Large category that is part of massive $10.5B gluten-free food/beverage market. Unity beer consistently receives feedback as 'best tasting' gluten-free beer from consumers.

Category #4: AUTHENTIC KOMBUCHA TEA (>21)

 

KOMBUCHADOG

Over-21 Tea in a crowded non-alcoholic kombucha tea category is a good differentiation point as a more 'authentic' and Craft kombucha beverage. GT's currently leads this category with lots of room to grow.



So What's Been Happening in our Exciting World?





Management Team



Ike Gill

CEO / National Sales Manager

- Deep beverage industry Senior Executive Experience: The Perrier Group (Now Nestle Waters North America) and Group Danone.
- Strong track record building multiple beverage companies successfully with several to exit.
- Masters in Business from Thunderbird, The American Graduate School of International Management.



Rachel Kanaan

Founder

Innovator, Marketing

- Master award-winning kombucha brewer and beverage innovator
- Founding member of FERMENTA (Michigan Women's Craft Collaborative)
- Educator and Innovator



Tarek Kanaan

Founder

Brewmaster, Operations

- Beer brewer and wine maker since age of 17
- Recipient of Goldman Sach's 10K Small Business Certificate of Entrepreneurship
- BSME and MSW from the University of Michigan



Strategic Market Orders Accelerating!
(with no sales/marketing budget)





New Beer Branding Launch Q1 2019!





New Tea Branding Launch Q1 2019!







UVK Innovations In the Works!

- KOMBUCHA "CONSCIOUS COCKTAIL" Line

- KOMBUCHA SPIRITS

- CBD INFUSED KOMBUCHA Beer and Tea



Advisory Board





Mark Retzloff

- Pioneer in the organic and natural foods industry with a 48-year career starting and managing successful companies
- Co-founder of Horizon Organic Dairy, Aurora Organic Dairy, Eden Foods, Rainbow Grocery, and the original Alfalfa's Market
- B.S. in Environmental Studies from the University of Michigan



Tim Redmond

- 47 years experience driving national distribution in food and beverage products.
- Co-Founder of Eden Foods, Founding Officer of American Soy Products, Inc.
- Co-Founder of Blue Horizon Organic Seafood Co, Inc.



Phil Roos

- CEO of Great Lakes GrowthWorks Consulting Firm
- Expert on organizational strategy, innovation, branding & entrepreneurship
- Classically-trained brand marketer who has also led a number of successful start-ups and early-stage companies
- MBA from Harvard Business School; CPA



Michael S. Melfi

Michael S. Melfi counsels emerging companies on financing and fundraising, optimizing business structure, intellectual property protection and technology licensing. Michael is also the founder of "Be Investable", which is a program designed for entrepreneurs looking for insight on becoming investable and creating and investable business.



Customer Acquisition



Land Additional Retailers
- Unity Sales Manager (1)
- Unity Brand Ambassadors (5)
- Actively Pursue New Distributors (NY, Colorado, Oregon)

Sales Activities
- In-Store Demos
- Festivals
- "Ride Alongs"

Accelerate Distributors & Retailers
- Chain placements
- In-Store Tastings
- Promotions / Yellow-tag Sales
- Social Media Campaign
- Accelerate Distributors

100% YOY increase in consistently performing distributors & retailers

"Doors" = a retail account such as grocery store, liquor store, bar, restaurant, etc.

12-Month Targets

Access 5,000 "Doors"
(1 door average ARR = $1,150)

40% Conversion of Doors
(current conversion rate)

2,000 high performing Doors
(current modestly performing doors = 1,000)

$2.7 million ARR

$5.9 million ARR (24-Month)



UVK in the NEWS: Relevant Links

Washington Post Article

BevNET Kombucha Segment

Wine Enthusiast Hard Kombucha

Foodbeast Blog Kombucha Beer

Wall Street Journal Kombucha Beer

Food Network How to Get a Healthy Buzz

Wall Street Journal: Americans Are Drinking Less Alcohol



For more information
Please contact Ike Gill at:
ike@uvkbeer.com
Or (858) 354-2022
We look forward to connecting with you soon!



Appendix

History / Traction





Obstacles



Need Funding to Keep up With Demand. Sales Team to Take Advantage of the Market Opportunity



Importance of Maintaining & Building Distributor Relationships to drive Sales.



Products require refrigerated shipping All the Way To Customer